WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

December 15, 2010

Tonya Bryan
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:        Yaboo, Inc.
Registration Statement on Form S-1
Amendment No. 3.
File No. 333-164999

Dear Ms. Bryan:

We have filed on EDGAR the above Amendment No. 3 and the related response table which is attached to this letter.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Explanation
1 .	Revised to reflect Rule 457(a).
2 .	Language eliminated.
3 .
Summary section revised to indicate how revenues generated, as follow:  We own and operate only one restaurant, Qilin Bay Restaurant.  The sole source of our revenues is through operations of our one restaurant since the restaurant was opened on October 22, 2009.  We did not generate revenues prior to our restaurant being opened. We record revenue based upon the food and beverage sales at the restaurant when the food and beverage is delivered and consumed by restaurant customers for our retail customers who paid with cash.  A few local government organizations did sign sales receipts after dishes served and the restaurant would send the local government departments bills for payments, and we recorded revenues when sales receipts were signed after dishes served.

4 .	We have included a revised discussion of this requirement and how it relates to the food we serve.
5 .	No written agreements clarified; terms of oral agreement disclosed.
6 .	Additional information concerning management marketing activities disclosed.
7 .	Revised throughout to indicate lack of operating history and financial resources, as specifically requested in this comment.
8 .	Illiquidity disclosure added and disclosure now conforms.
9 .	Now disclosed throughout we only operate one restaurant.
10 .	Footnote revised. Risk factor added.
11 .	Risk factor concerning executive compensation added.
12 .	No agreement now disclosed.
13 .	Risk factor substantially rewritten to add clarity on this issue.
14 .	There were no spouse or minor children beneficial relationships for shareholders. It is not uncommon in China for non-related persons, for example distant cousins sharing the same last name.
15 .	Disclosure concerning counsel eliminated in both places per comment.
16 .	Disclosure of director qualifications revised per comment.
17 .	Mr. Jianhua Li ownership disclosure added to table.
18 .	Updated to December 14, 2010.
19 .	Phrase eliminated.
20 .	Revised and updated for results of operations sections in revenue, cost of goods sold, and operating expenses.
21 .	Revised and balanced disclosed.
22 .	Revised and updated with new expense table.
23 .	Summary of material terms added.
24 .	Disclosure revised per comment.
25 .	See Accountant’s response below
26 .	See Accountant’s response below
27 .	Disclosure revised to reference statutory provisions only.
28	Exhibit 3.3 Provided (English)
29	Exhibit 3.4 currently only available in Chinese and thus this exhibit, translated into English, will be filed by amendment.
30	Undertaking Added
31	Opinion revised as requested and refiled

Audited Financial Statements as of December 31, 2009, page 41

Note B – Significant Accounting Policies, page 49

Development Stage Company, page 49

25. Revised and explained as follows:

The Company is considered to be in the development stage as defined in ASC 915, “Accounting and Reporting by Development Stage Enterprises”. The Company has devoted substantial its efforts to the corporate formation, China’s business registration and acquisition, restaurant license approval, and particularly the raising of capital for continuing operation of Qilin Bay Restaurant. Though there was sales revenue generated through operation of Qilin Bay Restaurant, the significant net loss and negative cash flows indeed caused the management to seek more capital or financing resources. Without additional capital or financing, the Company may have immediate difficulty to operation. The management believes that the Company’s core business is still not solid enough to survive and the Company still needs immediate financing support to keep operation. And the Company devoted substantially efforts to secure financing resources such as going public efforts. Accordingly, in general, the Company may be still be defined as a development stage even though there was revenue generated.

Advertising and Promotion Expense, page 53

26. Revised as follows:

 Advertising and promotion expense:

The advertising and promotion expense consists of newspaper, TV advertising, and direct mails.  The Company would have a budget for advertising and promotion expense as 3-5% of sales.  Due to the grand opening of the restaurant, the initial advertising expense was higher than the expected budget.  The advertising on newspaper and TV were based on the purchase order basis for weekly advertising.  After completing and satisfying with advertising design and settings, then the media companies began to advertise in newspapers or TV and at the same time issued the bills to the Company.  Then the Company began to make payment.  The Company adopted accrual accounting method, if the media companies did advertisement, and sent bills, but the Company did not make payment yet, the Company accrued as accounts payable.  As of December 31, 2009, there were no accounts payable balances related to advertising and promotion expense.